DREYFUS FUNDS, INC.

SHAREHOLDER SERVICES PLAN

Introduction:  Dreyfus Funds,  Inc. (the "Fund") is registered as an open-end  management  investment  company under the Investment Company Act of 1940 (the "Act") and is  authorized to issue shares of capital stock in separate series,  with each series  representing  interests  in a separate  portfolio  of securities and other assets. The Fund has adopted this Shareholder Services Plan (the  "Plan")  under  which  the  Fund  will  pay the  Fund's  distributor  (the "Distributor")  for  providing  services to  shareholders  of each series of the Fund, and each class of shares of each series, set forth on Exhibit A hereto, as such Exhibit may be revised from time to time (each, a "Class"). The Distributor is permitted to pay certain financial institutions, securities dealers and other industry  professionals  (collectively,  "Service  Agents")  in respect of these services.  The Plan is not to be adopted  pursuant  to Rule 12b-1 under the Act, and the fee under the Plan is  intended to be a "service  fee" as defined  under the Conduct Rules of the National Association of Securities Dealers, Inc.

The Plan:  The Plan is as follows:

1.         The Fund  shall pay to the  Distributor  a fee at the  annual  rate set forth  on  Exhibit  A in  respect  of the  provision  of  personal  services  to shareholders  and/or the  maintenance of shareholder  accounts.  The Distributor shall  determine the amounts to be paid to Service Agents and the basis on which such  payments  will be  made.  Payments  to a  Service  Agent  are  subject  to compliance  by the Service  Agent with the terms of any related  Plan  agreement between the Service Agent and the Distributor.

2.         For the purpose of  determining  the fees payable under this Plan,  the value of the Fund's net assets  attributable  to each Class shall be computed in the manner specified in the Fund's charter  documents,  prospectus and statement of additional  information  as then in effect for the  computation of the Fund's net assets attributable to such Class.

3.         The Board shall be provided, at least quarterly,  with a written report of all  amounts  expended  pursuant  to this Plan.  The report  shall  state the purpose for which the amounts were expended.

4.         As to each Class,  this Plan will become  effective  at such time as is specified by the Fund's  Board,  provided that the Plan is approved with respect to such Class by a majority  of the Board  members,  including a majority of the Board  members who are not  "interested  persons" (as defined in the Act) of the Fund and have no direct or indirect  financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote  cast in  person at a meeting  called  for the  purpose  of voting on the approval of this Plan.

5.         As to each  Class,  this Plan shall  continue  for a period of one year from its effective date, unless earlier terminated in accordance with its terms, and thereafter  shall continue  automatically  for  successive  annual  periods, provided such  continuance is approved at least annually in the manner  provided in paragraph 4 hereof.

6.         As to each  Class,  this Plan may be  amended at any time by the Board, provided  that any  material  amendments  of the terms of this Plan shall become effective only upon approval as provided in paragraph 4 hereof.

7.         As to each Class,  this Plan is terminable  without penalty at any time by vote of a majority of the Board members who are not "interested  persons" (as defined  in the Act) of the  Fund  and have no  direct  or  indirect  financial interest in the  operation  of this Plan or in any  agreements  entered  into in connection with this Plan.

Dated:  December 31, 1999

EXHIBIT A

Name of Series and/or Class	Fee as a Percentage of Average Daily Net Assets

Dreyfus Mid-Cap Growth Fund
Class A	.25%
Class C	.25%

Revised:  March 13, 2012